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                                                                      EXHIBIT 21

     The Company has nine wholly-owned subsidiaries located throughout the world. The wholly-owned subsidiaries are as follows:

1. Mannatech Australia Pty Limited
2. Mannatech Limited
3. Mannatech Ltd.
4. Mannatech Payment Services Incorporated
5. Mannatech Foreign Sales Corporation
6. Internet Health Group, Inc.
7. Mannatech Japan, Inc.
8. Mannatech Limited
9. Mannatech Products Company, Inc.